

News Release

FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS RESULTS FOR THIRD FISCAL QUARTER 2012

-- Third Quarter Net Income of $28 Million, or $0.20 per Diluted Share --

-- Results Include Transition-Related Costs of $42 million or $0.21 per Diluted Share --

-- Third Quarter Adjusted Income of $77 Million, or $0.55 per Diluted Share --

-- Assets Under Management of $627 Billion --

Baltimore, Maryland – January 27, 2012 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the third fiscal quarter ended December 31, 2011. The Company reported net income[1] of $28.1 million, or $0.20 per diluted share, as compared with $56.7 million, or $0.39 per diluted share, in the previous quarter and $61.6 million, or $0.41 per diluted share, in the third quarter of fiscal 2011. Included in this quarter's results were $42.3 million, or $0.21 per diluted share, in transition-related costs as compared to $15.1 million, or $0.07 per diluted share, of such costs in the previous quarter, and $24.0 million, or $0.10 per diluted share, in the third quarter of fiscal 2011. Adjusted income[2] for the third quarter was $76.8 million, or $0.55 per diluted share, as compared to $87.6 million, or $0.61 per diluted share, in the previous quarter and $110.3 million, or $0.73 per diluted share, in the third quarter of fiscal 2011. For the third quarter, operating revenues were $627.0 million, down 6% from $669.9 million in the prior quarter and down 13% from $721.9 million in the prior year quarter. Operating expenses of $567.7 million were up 1% from $563.0 million in the second quarter of fiscal 2012 and down 9% from $624.9 million in the prior year quarter.

Assets Under Management ("AUM") were $627.0 billion, up 2% as compared with $611.8 billion as of September 30, 2011 and down 7% from $671.8 billion as of December 31, 2010.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.08 per share.

(Amounts in millions, except per share amounts)

	Quarters Ended			Nine Months Ended	
	Dec 2011	Sep 2011	Dec 2010	Dec 2011	Dec 2010
Total Operating Revenues	$ 627.0	$ 669.9	$ 721.9	$ 2,014.0	$ 2,070.9
Total Operating Expenses	567.7	563.0	624.9	1,747.4	1,783.2
Operating Income	59.3	106.9	97.0	266.5	287.7
Net Income[1]	28.1	56.7	61.6	144.7	184.9
Adjusted Income[2]	76.8	87.6	110.3	273.4	321.6
Net Income Per Share – Diluted[1]	0.20	0.39	0.41	1.00	1.20
Adjusted Income Per Share – Diluted[2]	0.55	0.61	0.73	1.89	2.08

(1) Net income represents Net income attributable to Legg Mason, Inc.
(2) See Supplemental Data below for non-GAAP performance measures.

Comments on the Third Quarter of Fiscal Year 2012 Results

Mark R. Fetting, Chairman and CEO of Legg Mason said, "It was a challenging quarter, with the cumulative effect of 2011's second-half market turmoil impacting AUM and revenues. However, our core business held up well, the flow picture improved and investment performance remained strong.   More generally, we enter calendar year 2012 having made significant strategic progress relative to long-term earnings per share growth. The streamlining efforts announced in May of 2010 have positioned us to realize $140 million in run rate savings starting in the fiscal 4th quarter, and our balance sheet increasingly affords us the opportunity to invest in organic growth, while thoughtfully returning capital to our shareholders.   Ultimately, despite short term market movements, we remain confident in our prospects and intend to capitalize on opportunities that arise in the markets where our affiliates invest."

Assets Under Management Increased to $627.0 Billion

AUM increased to $627.0 billion compared with $611.8 billion at September 30, 2011, primarily driven by $17.6 billion in market appreciation, partially offset by net client outflows of $1.3 billion and dispositions of $1.1 billion. AUM was down 7% from $671.8 billion as of December 31, 2010.

- Fixed income and equity outflows were $7.1 billion and $4.9 billion, respectively, while liquidity inflows were $10.7 billion for the quarter ended December 31st.

- At December 31, 2011, fixed income represented 56% of AUM, while equity represented 25% and liquidity represented 19% of AUM.

- By client domicile, 63% of AUM was United States and 37% of AUM was non-U.S.

- Average AUM during the quarter was $622.0 billion compared to $643.3 billion in the second quarter of fiscal year 2012 and $672.4 billion in the third quarter of fiscal year 2011.

Comparison to the Second Quarter of Fiscal Year 2012

Net income was $28.1 million, or $0.20 per diluted share, as compared with $56.7 million, or $0.39 per diluted share, in the second quarter of fiscal year 2012. The prior quarter's results included a United Kingdom tax benefit of $18.3 million, or $0.13 per diluted share.

- Revenues of $627.0 million were down 6% from $669.9 million in the prior quarter, primarily due to a 3% decline in average AUM, including a less favorable average asset mix and a $3.9 million decline in performance fees.

- Operating expenses of $567.7 million were up 1% from $563.0 million in the prior quarter due to transition-related costs of $42.3 million, compared to $15.1 million in the prior quarter. The current quarter's expenses also included a $1.7 million gain in the market value of deferred compensation and seed investments which are recorded as an increase in compensation and benefits with an offset in other non-operating income, compared to a loss of $14.2 million in the prior quarter. Excluding these two items, operating expenses declined 7% from the second quarter of fiscal 2012, reflecting lower compensation under revenue share arrangements due to reduced revenues.

- Other non-operating expense was $11.6 million, as compared to $51.1 million of expense in the second quarter of fiscal 2012. Losses on corporate investments, not offset in compensation, were $1.8 million compared with losses of $19.7 million in the prior quarter. The current quarter also included gains on funded deferred compensation and seed investments as described above. In addition, the current quarter included $7.8 million in gains associated with consolidated investment vehicles compared to $1.5 million in gains in the prior quarter.   The consolidation of investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 9.5%, as compared to 16.0% in the prior quarter. Operating margin, as adjusted,[2] was 21.7%, as compared with 21.3% in the prior quarter.

  Adjusted income was $76.8 million, or $0.55 per diluted share, compared to adjusted income of $87.6 million, or $0.61 per diluted share, in the prior quarter.

Comparison to the Third Quarter of Fiscal Year 2011

Net income was $28.1 million, or $0.20 per diluted share, as compared with $61.6 million, or $0.41 per diluted share, in the third quarter of fiscal year 2011. This quarter's results included transition-related costs of $42.3 million compared to $24.0 million of such costs in the prior year quarter.

- Operating revenues of $627.0 million decreased 13% from revenues of $721.9 million in the prior year quarter reflecting a 7% decrease in average AUM, including a less favorable average asset mix, as well as a $28.5 million reduction in performance fees from the prior year quarter.

- Operating expenses of $567.7 million were down 9% from operating expenses of $624.9 million in the prior year quarter due to lower compensation under revenue share arrangements from reduced revenues, and $26.0 million in quarterly savings related to the company's streamlining program as compared to $2.4 million in quarterly savings in the prior year quarter. These savings were partially offset by incremental transition-related costs of $18.3 million, as well as the $17.8 million Western reimbursement step-down that was discussed in prior quarters.

- Other non-operating expense was $11.6 million as compared to $9.8 million of expense in the prior year quarter. Losses on corporate investments not offset in compensation were $1.8 million compared with $9.4 million of gains in the prior year quarter. The current quarter also included $7.8 million in gains associated with consolidated investment vehicles, as compared to $7.7 million in losses in the prior year quarter, which are attributable to noncontrolling interests and therefore do not impact net income.

- Operating margin was 9.5%, as compared to 13.4% in the prior year quarter. Operating margin, as adjusted, was 21.7%, as compared with 24.3% in the same period a year ago.

- Adjusted income was $76.8 million, or $0.55 per diluted share, compared to adjusted income of $110.3 million, or $0.73 per diluted share, for the prior year quarter.

Quarterly Business Developments

Product

- Two municipal bond funds managed by Western Asset were named as Category Kings by the Wall Street Journal based upon performance versus peers for the calendar year ended December 31, 2011.

- Permal won three awards at the Hedge Fund Review's Tenth European Fund of Hedge Funds Awards: Long Term Achievement in Hedge Funds, Best Performing Specialist FoHF over 10 years and the Best Performing Emerging Markets Fund of Hedge Funds.

- Brandywine Global Investment Management won two awards from Asia Asset Management for global bond performance in 2011.

- A Legg Mason Royce Fund was named Best in Class in the Benchmark Fund of the Year Award, based upon data provided by Morningstar Asia.

- The Legg Mason US Equity Income Builder Fund was launched in the quarter in the UK. The fund managed by ClearBridge Advisors and mirroring the $4 billion U.S. product raised $30 million in new client money.

Performance

At December 31, 2011:

- Of Legg Mason's long-term U.S. mutual fund assets, 64% were beating their Lipper category averages for the 1-year period; 73% for the 3-year period; 77% for the 5-year period and 73% for the 10-year period.

- Of Legg Mason's long-term U.S. mutual funds assets, 52% were rated 4 or 5 stars by Morningstar, including 68% of all funds managed by Royce and 55% of all funds managed by Western.

- None of the funds in the Western Asset institutional fund family outperformed their benchmarks for the 1-year period; 7 out of 8 outperformed their benchmarks for the 3-year period; 2 out of 8 outperformed for the 5-year period and 4 out of 6 funds outperformed for the 10-year period.

- Seven out of 25 funds managed by Royce outperformed their benchmarks for the 1-year period; 15 out of 22 for the 3-year period; 15 out of 19 for the 5-year period; and all 11 outperformed for the 10-year period.

- None of the funds managed by Legg Mason Capital Management outperformed their benchmarks for the 1-year, 5-year and 10-year periods; and 3 out of 5 funds outperformed for the 3-year period.

- Four out of 11 funds managed by ClearBridge Advisors outperformed their benchmarks for the 1-year period; 6 out of 11 for the 3-year period; 5 out of 11 for the 5-year period; and 4 out of 11 outperformed for the 10-year period.

Balance Sheet

At December 31, 2011, Legg Mason's cash position was $1.2 billion. Total debt was $1.4 billion and stockholders' equity was $5.6 billion. The ratio of total debt to total capital (total equity plus total debt excluding consolidated investment vehicles) was 20%.

The Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.08 per share. The dividend is payable April 16, 2012 to shareholders of record at the close of business on March 15, 2012.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 8:30 am EST today. The call will be open to the general public. Interested participants should access the call by dialing 1-877-269-7756 (or for international calls 1-201-689-7817) at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website (http://ir.leggmason.com/CorporateProfile.aspx?iid=102761) shortly after the release of the financial results.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-877-660-6853 (or for international calls 1-201-612-7415), enter account number 369 followed by conference number 386821 when prompted. Please note that the replay will be available beginning at 4:00 p.m. EST on Friday, January 27, 2012 and ending on February 11, 2012.

About Legg Mason

Legg Mason is a global asset management firm, with $627 billion in assets under management as of December 31, 2011. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and in the Company's quarterly reports on Form 10-Q.

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			For the Nine Months Ended	
	December 2011	September 2011	December 2010	December 2011	December 2010
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 187,570	$ 196,019	$ 206,180	$ 588,382	$ 611,366
Funds	351,598	376,835	384,341	1,128,577	1,094,531
Performance fees	6,079	9,984	34,592	34,677	76,871
Distribution and service fees	80,709	85,774	95,522	258,547	284,150
Other	1,022	1,285	1,293	3,800	3,969
Total operating revenues	626,978	669,897	721,928	2,013,983	2,070,887
Operating Expenses[1]:					
Compensation and benefits	254,402	257,651	290,423	812,405	841,406
Transition-related compensation	8,818	12,346	18,757	32,559	32,444
Total compensation and benefits	263,220	269,997	309,180	844,964	873,850
Distribution and servicing	148,275	160,391	187,412	489,422	537,946
Communications and technology	43,466	41,571	39,399	125,538	118,689
Occupancy	56,401	35,700	37,259	125,339	104,426
Amortization of intangible assets	4,869	5,504	5,776	15,951	17,253
Other	51,424	49,882	45,910	146,228	131,055
Total operating expenses	567,655	563,045	624,936	1,747,442	1,783,219
Operating Income	59,323	106,852	96,992	266,541	287,668
Other Non-Operating Income (Expense)					
Interest income	2,577	2,982	2,209	8,614	6,194
Interest expense	(21,831)	(21,636)	(22,389)	(65,828)	(69,639)
Other income (expense)	255	(35,502)	18,806	(31,844)	44,704
Other non-operating income (expense) of consolidated investment vehicles	7,424	3,081	(8,462)	15,607	(6,356)
Total other non-operating income (expense)	(11,575)	(51,075)	(9,836)	(73,451)	(25,097)
Income Before Income Tax Provision	47,748	55,777	87,156	193,090	262,571
Income tax provision (benefit)	12,607	(1,606)	33,792	38,868	87,576
Net Income	35,141	57,383	53,364	154,222	174,995
Less: Net income (loss) attributable to noncontrolling interests	7,009	719	(8,256)	9,474	(9,891)
Net Income Attributable to					
Legg Mason, Inc.	$ 28,132	$ 56,664	$ 61,620	$ 144,748	$ 184,886
Net Income per share Attributable to Legg Mason, Inc. Common Shareholders:					
Basic	$ 0.20	$ 0.39	$ 0.41	$ 1.00	$ 1.20
Diluted	$ 0.20	$ 0.39	$ 0.41	$ 1.00	$ 1.20
Weighted Average Number of Shares Outstanding:					
Basic	140,053	143,877	149,980	144,363	153,817
Diluted	140,082	143,931	150,972	144,428	154,548

[1] Operating expenses include transition costs related to streamlining our business model.
   See Supplemental Data - Operating margin, as adjusted for additional details.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC.
TO ADJUSTED INCOME [(1)]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended					For the Nine Months Ended		
	December 2011		September 2011		December 2010		December 2011	December 2010
Net Income Attributable to Legg Mason, Inc.	$	28,132	$	56,664	$	61,620	$ 144,748	$ 184,886
Plus (Less):								
Amortization of intangible assets		4,869		5,504		5,776	15,951	17,253
Deferred income taxes on intangible assets:								
Tax amortization benefit		33,961		33,955		33,692	101,954	101,060
UK tax rate adjustment		-		(18,268)		-	(18,268)	(8,878)
Imputed interest on convertible debt		9,793		9,741		9,194	29,023	27,249
Adjusted Income	$	76,755	$	87,596	$	110,282	$ 273,408	$ 321,570
Net Income per Diluted Share Attributable to Legg Mason, Inc. Common Shareholders	$	0.20	$	0.39	$	0.41	$ 1.00	$ 1.20
Plus (Less):								
Amortization of intangible assets		0.04		0.04		0.04	0.11	0.11
Deferred income taxes on intangible assets:								
Tax amortization benefit		0.24		0.24		0.22	0.71	0.65
UK tax rate adjustment		-		(0.13)		-	(0.13)	(0.06)
Imputed interest on convertible debt		0.07		0.07		0.06	0.20	0.18
Adjusted Income per Diluted Share	$	0.55	$	0.61	$	0.73	$ 1.89	$ 2.08

[(1)] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED[1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended					For the Nine Months Ended		
	December 2011		September 2011		December 2010		December 2011	December 2010
Operating Revenues, GAAP basis	$	626,978	$	669,897	$	721,928	$ 2,013,983	$ 2,070,887
Plus (Less):								
Operating revenues eliminated upon consolidation of investment vehicles		753		625		1,159	2,430	2,897
Distribution and servicing expense excluding consolidated investment vehicles		(148,258)		(160,379)		(187,411)	(489,380)	(537,945)
Operating Revenues, as Adjusted	$	479,473	$	510,143	$	535,676	$ 1,527,033	$ 1,535,839
Operating Income, GAAP basis	$	59,323	$	106,852	$	96,992	$ 266,541	$ 287,668
Plus (Less):								
Gains (losses) on deferred compensation and seed investments		1,674		(14,243)		8,566	(14,935)	26,066
Transition-related costs[2]		42,311		15,138		23,998	71,169	38,741
Operating income and expenses of consolidated investment vehicles		858		885		643	2,905	3,347
Operating Income, as Adjusted	$	104,166	$	108,632	$	130,199	$ 325,680	$ 355,822
Operating margin, GAAP basis		9.5 %		16.0 %		13.4 %	13.2 %	13.9 %
Operating margin, as adjusted		21.7		21.3		24.3	21.3	23.2

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

[2] Transition-related costs:

Compensation	$	8,818	$	12,346	$	18,757	$ 32,559	$ 32,444
Communications and technology		3,911		2,577		823	8,594	1,294
Occupancy		28,080		209		4,345	28,505	4,409
Other		1,502		6		73	1,511	594
Total	$	42,311	$	15,138	$	23,998	$ 71,169	$ 38,741

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

		Quarters Ended			
	December 2011	September 2011	June 2011	March 2011	December 2010
By asset class:					
Equity	$ 153.3	$ 144.9	$ 181.5	$ 189.6	$ 184.2
Fixed Income	352.6	355.5	365.4	356.6	355.8
Long-Term Assets	505.9	500.4	546.9	546.2	540.0
Liquidity	121.1	111.4	115.6	131.4	131.8
Total	$ 627.0	$ 611.8	$ 662.5	$ 677.6	$ 671.8
By asset class (average):					
Equity	$ 153.4	$ 166.3	$ 187.5	$ 187.0	$ 175.7
Fixed Income	353.9	364.7	363.1	354.7	364.9
Long-Term Assets	507.3	531.0	550.6	541.7	540.6
Liquidity	114.7	112.3	120.2	131.8	131.8
Total	$ 622.0	$ 643.3	$ 670.8	$ 673.5	$ 672.4

Component Changes in Assets Under Management

		Quarters Ended			
	December 2011	September 2011	June 2011	March 2011	December 2010
Beginning of period	$ 611.8	$ 662.5	$ 677.6	$ 671.8	$ 673.5
Net client cash flows	(1.3)	(17.6)	(3.7)	(8.7)	(16.7)
Market performance and other	17.6	(32.9)	8.0	16.6	15.0
Acquisitions (Dispositions), net	(1.1)	(0.2)	(19.4)	(2.1)	-
End of period	$ 627.0	$ 611.8	$ 662.5	$ 677.6	$ 671.8

Note: Due to rounding of quarterly results, total amounts for fiscal year may differ immaterially from the annual results.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENTS OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENTS OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarter Ended December 31, 2011			Quarter Ended September 30, 2011			Quarter Ended December 31, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:									
Investment advisory fees	$ 545,247	$ 730	$ 545,977	$ 582,838	$ 608	$ 583,446	$ 625,113	$ 1,142	$ 626,255
Distribution and service fees	80,709	23	80,732	85,774	17	85,791	95,522	17	95,539
Other	1,022	-	1,022	1,285	-	1,285	1,293	-	1,293
Total operating revenues	626,978	753	627,731	669,897	625	670,522	721,928	1,159	723,087
Operating Expenses:									
Compensation and benefits	263,220	-	263,220	269,997	-	269,997	309,180	-	309,180
Distribution and servicing	148,275	(17)	148,258	160,391	(12)	160,379	187,412	(1)	187,411
Other	156,160	(88)	156,072	132,657	(248)	132,409	128,344	517	128,861
Total operating expenses	567,655	(105)	567,550	563,045	(260)	562,785	624,936	516	625,452
Operating Income	59,323	858	60,181	106,852	885	107,737	96,992	643	97,635
Other Non-Operating Income (Expense)									
Net interest income (expense)	(19,254)	-	(19,254)	(18,654)	-	(18,654)	(20,180)	-	(20,180)
Other income (expense)	7,679	(7,782)	(103)	(32,421)	(1,522)	(33,943)	10,344	7,659	18,003
Other non-operating income (expense)	(11,575)	(7,782)	(19,357)	(51,075)	(1,522)	(52,597)	(9,836)	7,659	(2,177)
Income (Loss) Before Income Tax Provision	47,748	(6,924)	40,824	55,777	(637)	55,140	87,156	8,302	95,458
Income tax provision (benefit)	12,607	-	12,607	(1,606)	-	(1,606)	33,792	-	33,792
Net Income (Loss)	35,141	(6,924)	28,217	57,383	(637)	56,746	53,364	8,302	61,666
Less: Net income (loss) attributable to noncontrolling interests	7,009	(6,924)	85	719	(637)	82	(8,256)	8,302	46
Net Income Attributable to Legg Mason, Inc.	$ 28,132	$ -	$ 28,132	$ 56,664	$ -	$ 56,664	$ 61,620	$ -	$ 61,620
Effective Income Tax Rate	26.4%			-2.9%			38.8%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			30.9%			-2.9%			35.4%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

LEGG MASON, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP BASIS CONSOLIDATED STATEMENTS OF INCOME
TO NON-GAAP BASIS CONSOLIDATED STATEMENTS OF INCOME EXCLUDING INVESTMENT VEHICLES [1]
(Amounts in thousands, except per share amounts)
(Unaudited)

	For the Nine Months Ended December 31, 2011			For the Nine Months Ended December 31, 2010		
	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles	GAAP Basis	Consolidated Investment Vehicles	Non-GAAP Basis - Excluding Investment Vehicles
Operating Revenues:						
Investment advisory fees	$ 1,751,636	$ 2,373	$ 1,754,009	$ 1,782,768	$ 2,823	$ 1,785,591
Distribution and service fees	258,547	57	258,604	284,150	74	284,224
Other	3,800	-	3,800	3,969	-	3,969
Total operating revenues	2,013,983	2,430	2,016,413	2,070,887	2,897	2,073,784
Operating Expenses:						
Compensation and benefits	844,964	-	844,964	873,850	-	873,850
Distribution and servicing	489,422	(42)	489,380	537,946	(1)	537,945
Other	413,056	(433)	412,623	371,423	(449)	370,974
Total operating expenses	1,747,442	(475)	1,746,967	1,783,219	(450)	1,782,769
Operating Income	266,541	2,905	269,446	287,668	3,347	291,015
Other Non-Operating Income (Expense)						
Net interest income (expense)	(57,214)	-	(57,214)	(63,445)	-	(63,445)
Other income (expense)	(16,237)	(12,135)	(28,372)	38,348	6,695	45,043
Other non-operating income (expense)	(73,451)	(12,135)	(85,586)	(25,097)	6,695	(18,402)
Income (Loss) Before Income Tax Provision	193,090	(9,230)	183,860	262,571	10,042	272,613
Income tax provision	38,868	-	38,868	87,576	-	87,576
Net Income (Loss)	154,222	(9,230)	144,992	174,995	10,042	185,037
Less: Net income (loss) attributable to noncontrolling interests	9,474	(9,230)	244	(9,891)	10,042	151
Net Income Attributable to Legg Mason, Inc.	$ 144,748	$ -	$ 144,748	$ 184,886	$ -	$ 184,886
Effective Income Tax Rate	20.1%			33.4%		
Effective Income Tax Rate Excluding Consolidated Investment Vehicles			21.1%			32.1%

[1] See explanations for Use of Supplemental Data as Non-GAAP Performance Measures.

Use of Supplemental Data as Non-GAAP Performance Measures

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "Adjusted Income", "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles", and "Operating Margin, As Adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

Adjusted Income

We define "Adjusted Income" as Net Income Attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairment, if any. We also adjust for non-core items that are not reflective of our economic performance, such as impairment charges and the impact of tax rate adjustments on certain deferred tax liabilities related to indefinite-life intangible assets and goodwill, and net money market fund support losses (gains).

We believe that Adjusted Income provides a useful representation of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not issued contingent convertible debt, made significant acquisitions, or engaged in money market fund support transactions. We also believe that Adjusted Income is an important metric in estimating the value of an asset management business.

Adjusted Income only considers adjustments for certain items that relate to operating performance and comparability, and therefore, is most readily reconcilable to Net Income Attributable to Legg Mason, Inc. determined under GAAP. This measure is provided in addition to Net Income Attributable to Legg Mason, Inc., but is not a substitute for Net Income Attributable to Legg Mason, Inc. and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or Adjusted Income, of other companies. Further, Adjusted Income is not a liquidity measure and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers Adjusted Income to be useful to investors because it is an important metric in measuring the economic performance of asset management companies, as an indicator of value, and because it facilitates comparison of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions, issued contingent convertible debt, or engaged in money market fund support transactions.

In calculating Adjusted Income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to Net Income Attributable to Legg Mason, Inc. to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill include actual tax benefits from amortization deductions that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we fully expect to realize the economic benefit of the current period tax amortization, we add this benefit to Net Income Attributable to Legg Mason, Inc. in the calculation of Adjusted Income. However, because of our net operating loss carry forward, we will receive the benefit of the current tax amortization over time. Conversely, we subtract the non-cash income tax benefits on goodwill and indefinite-life intangible asset impairment charges and United Kingdom tax rate adjustments on excess book basis on certain acquired indefinite-life intangible assets, if applicable, that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. We also add (subtract) other non-core items, such as net money market fund support losses (gains) (net of losses on the sale of the underlying structured investment vehicle securities, if applicable). These adjustments reflect that these items distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition, impairment charge or other non-core item occur, its impact on Adjusted Income may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm.

Accordingly, we monitor these items and their related impact, including taxes, on Adjusted Income to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating Adjusted Income because these charges are related to assets that will ultimately require replacement.

Consolidated Statements of Income, Excluding Consolidated Investment Vehicles
In accordance with financial accounting standards on consolidation, Legg Mason consolidates and separately identifies certain sponsored investment vehicles, the most significant of which is a collateralized loan obligation entity. In presenting our "Consolidated Statements of Income, Excluding Consolidated Investment Vehicles", we add back the investment advisory and distribution and servicing fees that are eliminated upon the consolidation of investment vehicles and exclude the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles.

We believe it is important to provide the Consolidated Statements of Income, Excluding Consolidated Investment Vehicles to present the underlying economic performance of our core asset management operations, which does not include the results of the investment funds that we manage but may not own all of the equity invested. By deconsolidating the consolidated investment vehicles from the Consolidated Statements of Income, the investment advisory and distribution fees earned by Legg Mason from consolidated investment vehicles are added back to reflect our actual revenues. Similarly the operating expenses and the impact on non-operating income (expense) and noncontrolling interests of consolidated investment vehicles are removed from the GAAP basis Statements of Income since this activity does not actually belong to Legg Mason. The deconsolidation of the investment vehicles does not have any impact on Net Income Attributable to Legg Mason, Inc. in any period presented. The Consolidated Statements of Income, Excluding Consolidated Investment Vehicles are presented in addition to our GAAP basis Consolidated Statements of Income, but are not substitutes for the GAAP basis Consolidated Statements of Income and may not be comparable to Statements of Income presented on a non-GAAP basis of other companies.

Operating Margin, As Adjusted
We calculate "Operating Margin, As Adjusted," by dividing (i) Operating Income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles and, impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, which we refer to as "adjusted operating revenues". The compensation items, other than transition-related costs, are removed from Operating Income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income Attributable to Legg Mason, Inc. Transition-related costs and income (loss) of consolidated investment vehicles are removed from Operating Income in the calculation because these items are not reflective of our core asset management operations. We use adjusted operating revenues in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. Adjusted operating revenues also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, As Adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on Net Income and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, transition-related costs, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net income Attributable to Legg Mason, Inc. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of

margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.